Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2003


                        VOTORANTIM CELULOSE e PAPEL S.A.


                        (Votorantim Pulp and Paper Inc.)
                 (Translation of registrant's name into English)


                  Alameda Santos, 1357-8 [degree symbol] andar
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file reports under cover Form 20-F or Form 40-F.

                            Form 20-F (X)    40-F ( )


Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ( )    No (X)


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______________.


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                                 Exhibit Index


99.1 Votorantim Celulose e Papel S.A. Consolidated Financial Statements As At December 31, 2002 and 2001, and For the Three Years Ended December 31, 2002, and Report of Independent Accountants
99.2 VCP Announces 4Q02 Earnings; Strong operational margins and cash flow despite international and domestic market turbulence